Exhibit 99.1

NYSE, TSX: NTR	News Release

June 12, 2024

Nutrien to Highlight Strategic Priorities and 2026

Targets at Investor Day

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) today is hosting an Investor Day at the New York Stock Exchange beginning at 10:00 a.m. EDT. At the event, management will detail plans to fortify its leadership position across the ag value chain and position the Company to deliver long-term growth.

“Nutrien operates the most extensive crop inputs and services ecosystem with low-cost upstream production assets, global supply chain capabilities, and the leading downstream retail channel to the farmer. Our differentiated business model is centred on our ability to efficiently produce and distribute the products and services needed in key agriculture markets around the world,” commented Ken Seitz, Nutrien’s President and CEO.

“Today, we look forward to providing an update on the evolution of our strategy and establish new performance targets that we believe provide a clear pathway to deliver long-term value for our shareholders. Our simplified and focused plan prioritizes initiatives that enhance our ability to serve growers in our core markets, maintain the low-cost position and reliability of our assets, and improve the quality of our earnings and free cash flow,” added Mr. Seitz.

Strategic Priorities and Performance Targets

Simplifying portfolio and focusing on core assets and markets to enhance earnings quality and free cash flow.

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Prioritizing investments to enhance our North American fertilizer production assets and proprietary products capabilities, strengthen our global distribution network and grow in our core downstream Retail markets.

●	Reviewing strategic options for our 50 percent ownership stake in Profertil and announcing we are no longer pursuing our Geismar clean ammonia project.

Driving operational improvements and network optimization opportunities to increase asset efficiency.

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Focused on maintaining a low-cost position and enhancing the reliability of our upstream production assets. Supporting these objectives through the deployment of automation and other operational excellence initiatives in potash and the implementation of reliability and energy efficiency programs in nitrogen.

●	Optimizing downstream Retail network through modernization and consolidation initiatives in North America and a targeted margin improvement plan in Brazil.

Utilizing competitive advantages to deliver scalable growth.

●	Targeting potash and nitrogen sales volume growth of approximately 2.0 to 3.0 million tonnes by 2026, compared to 2023 levels.

●	Targeting Retail adjusted EBITDA of $1.9 to $2.1 billion in 2026, including a goal of $1.4 billion in gross margin from our proprietary products portfolio.

Maintaining disciplined approach to cost and capital management.

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Intend to reduce controllable costs across our operations and corporate functions by approximately $200 million by 2026 and maintain annual average capital expenditures of $2.2 to $2.3 billion through 2026.

●	Expect to generate strong cash flow through the cycle, providing the opportunity to pursue high conviction capital deployment opportunities, including meaningful returns to shareholders.

Nutrien will provide more detail on its strategic priorities, 2026 performance targets and capital allocation plans at its Investor Day this morning.

The event will begin at 10:00 a.m. EDT and conclude at approximately 12:30 p.m. EDT. To view the live webcast and access the presentation materials, visit the investor relations page of Nutrien’s website at https://www.nutrien.com/investors/events/nutrien-2024-investor-day. A replay of the webcast will be available following the event.

Forward-Looking Statements

Certain statements in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws including Nutrien’s strategic priorities and performance targets; our expectations for quality of earnings and free cash flow; our intention to increase asset efficiency including our expectations for potash automation, nitrogen reliability and efficiency programs as well as optimizing our Retail network and margin improvement plans in Brazil; our targets for potash and nitrogen sales volumes and our target for Retail adjusted EBITDA by the end of 2026 as well as our goal of $1.4 billion in proprietary products gross margin by the end of 2026; our targets to reduce controllable costs by 2026 and to maintain annual average capital expenditures through 2026; and our expectations for cash flow through the cycle and capital deployment opportunities. Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control including but not limited to: that future business, regulatory and industry conditions and global economic conditions will be within the parameters expected by us, including with respect to margins, demand, supply, energy and commodity prices, and availability and cost of labor and technology. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release including, but not limited to: general global economic, market, industry, and business conditions including supply, demand, energy and commodity prices; regulatory and stock exchange requirements; access and availability of technology; and performance of third parties. For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to our reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable laws.

About Nutrien

Nutrien is a leading provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our integrated business and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com